December 20, 2007

Mail Stop 4651

By U.S. Mail and facsimile to (248) 433-4598

Mr. Richard J. Dugas, Jr.
Pulte Homes Inc.
100 Bloomfield Hills Parkway, Suite 300
Bloomfield Hills, Michigan 48304

> **Re: Pulte Homes Inc.**
> **Definitive 14A**
> **Filed April 4, 2007**
> **File No. 001-09804**

Dear Mr. Dugas:

We have reviewed your response letter dated September 21, 2007 and have the following comments. Please respond to our comments by January 15, 2008, or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. We note your response to comment number 1. Please confirm that in future filings you will specify as to which officers you will exercise your discretion.

2. We note your responses to prior comment numbers 3 and 6. We see that you believe that your performance targets may be omitted due to the risk of competitive harm; however, please provide additional detailed analysis in support of this conclusion by expanding your discussion on the connection between the disclosure of your performance targets and any competitive harm. We request that you address, with greater specificity, how the disclosure of performance targets might be expected to affect the particular business decisions of your competitors and place you at a competitive disadvantage. Refer to Instruction 4 of Item 402(b) of Regulation S-K.

3. We note your response to comment number 8; however, we do not see a discussion of how you determined the appropriate payment and benefit levels. Please provide details on how you determined such levels.

4. We note in your response to comment number 9 that some transactions are pre-approved or ratified even if they exceed $100,000. Item 404(a) of Regulation S-K

Mr. Richard J. Dugas, Jr.
Pulte Homes Inc.
December 20, 2007

requires that you disclose transactions greater than $120,000. Please confirm that you will disclose such transactions in accordance with Item 404(a).

Please contact me at (202) 551-3422 with any questions.

Sincerely,

Timothy A. Geishecker
Senior Counsel